UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A .

Convocation of Extraordinary General Meeting of Shareholders

of Kookmin Bank

On February 24, 2011, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc. (“KB Financial Group”), resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: March 2, 2011, 2:00 p.m. (local time)

•	Venue: 13th Floor, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agendum: Report on the planned spin-off of Kookmin Bank’s credit card business

* The agendum item above is to report on the progress of the planned spin-off of Kookmin Bank’s credit card business, which was approved at the extraordinary general meeting of shareholders of Kookmin Bank on January 27, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc. (Registrant)

Date: February 24, 2011	By:	/s/ Wang-Ky Kim
(Signature)
	Name:	Wang-Ky Kim
	Title:	Deputy President & CPRO